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April 22, 2020

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeff Foor

Re: Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

Amendment No. 221

Dear Mr. Foor:

This letter responds to your comments on Post-Effective Amendment No. 221 (“PEA No. 221”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on March 3, 2020. PEA No. 221 seeks to register shares of three new portfolios of the Registrant: the LeaderShares® Activist Leaders® ETF, the LeaderShares® AlphaFactor® Tactical Focused ETF and the LeaderShares® Equity Skew ETF (together, the “ETF Funds”). As discussed with the Staff, the responses in this letter address only those comments with respect to the LeaderShares® Equity Skew ETF (the “Fund”), for which Fund the Registration Statement will go effective on May 6, 2020. Any comments from the Staff with respect to the other ETF Funds contained in PEA No. 221 will be addressed, as applicable, in subsequent correspondence, subject to a future effective date with respect to those ETF Funds. Registrant confirms that each ETF Fund will not sell shares until all comments with respect to such ETF Fund are resolved with the Staff.

1.	Comment: Please provide a completed fee table for the LeaderShares® Equity Skew ETF (the “Fund”) for review at least one week before effectiveness of PEA No. 221.

Response: Below is the completed fee table for the Fund:

April 22, 2020

LeaderShares® Equity Skew ETF

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	0.75%
Distribution (12b-1) and Service Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.75%
(1)	The Fund’s adviser provides investment advisory service, and pays most of the Fund’s operating expenses (except all brokerage fees and commissions, taxes, borrowing costs (such as dividend expense on securities sold short and interest), fees and expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) in return for a “unitary fee.”

2.	Comment: On page 10 of the prospectus, the disclosure states the Fund will "sell outperforming asset classes." Clarify if the Fund will take short positions. If so, disclose corresponding risks. Also, confirm any expenses associated with short sales will be reflected in the fee table.

Response: The Fund will not take short positions.

3.	Comment: On page 10 of the prospectus, the disclosure defines skewness. Please provide a better explanation in plain English. Please clarify how skewness is reflected in the stocks that are selected.

Response: The disclosure has been revised and expanded as follows:

Skew or skewness measures the asymmetry of a return distribution between different constituents in a group. Measuring the skewness allows the Adviser to take five groups of stocks (Large Cap Growth, Large Cap Value, Small Cap Growth, Small Cap Value and Emerging Markets) and determine the relative weightings of each of these five groups based on how recent returns of such group fits into its historical distribution of returns. This measure of skewness generally leads to security groups that have recently outperformed to have reduced exposure and security groups that have recently underperformed to have increased exposure at each re-balance.

4.	Comment: In the “INVESTMENT RESTRICTIONS” section of the Statement of Additional Information, please explain if the disclosure next to “Concentration” reflects the exact wording of the Fund’s concentration policy. If not, please clarify. If this is the exact wording, please clarify in disclosure below the policies that the Fund does not have an index.

Response: The reference to an index in the disclosure next to “Concentration” does not apply to the Fund and, accordingly, such reference will be removed.

April 22, 2020

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 212-885-5205 if you have any questions.

Sincerely yours,

/s/ Margaret M. Murphy

Margaret M. Murphy